1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb, 2003

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☑    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

Yes  ☐    No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________)

NEWS For Immediate Release

Monthly Sales Report— January 2003

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Feb 11, 2003

Taichung, Taiwan, Feb 11, 2003—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for January 2003 was NT$ 1,858 million, representing 11.4% decrease over last month’s sales revenue and 12.3% increase compared to the same period of year 2002.

Sales Report (NT$ million)

	Jan	Dec	Sequential	Jan	YOY
Period	2003	2002	Change	2002	Change

Revenue	1,858	2,098	-11.4%	1,655	12.3%

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

NEWS For Immediate Release

SPIL Announces 2002 Internally Prepared Annual Financial Results

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: January 28, 2003

Taichung, Taiwan, January 28, 2003—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced its internally prepared unaudited unconsolidated financial information regarding the realization of the 2002 unconsolidated financial forecasts last updated and published by the Company on October 31, 2002 in accordance with the regulations of the Taiwan Stock Exchange.

The financial information included in this release containing internally prepared unaudited unconsolidated financial results for 2002 as well as our 2002 financial forecasts involves uncertainties which may cause the actual results to be materially different from the audited ROC GAPP financial statements for 2002 to be released upon the completion of the audited process.

Table: SPIL internally prepared 2002 unaudited unconsolidated financial results compared against our 2002 financial forecasts

	2002		2002
	Unaudited Results		Forecast
Amount: NT$Million,
except for EPS	Actual	%	Actual	%	Chg %

Net Sales	22,299	100.0	21,735	100.0	2.6
COGS	(20,210)	(90.6)	(19,697)	(90.6)	2.6
Gross Margin	2,089	9.4	2,038	9.4	2.5
Operating Expenses	(1,535)	(6.9)	(1,463)	(6.7)	4.9
Operating Income	554	2.5	575	2.6	-3.7
Non-operating Income	511	2.3	519	2.4	-1.5
Non-operating Expense	(788)	(3.5)	(789)	(3.6)	-0.1
Income before Tax	277	1.2	305	1.4	-9.2
Tax Credit	148	0.7	99	0.5	49.5
Net Income	425	1.9	404	1.9	5.2

Earnings Per Ordinary Shares	NT$0.23		NT$0.22
Estimated shares outstanding(‘K)	1,825,935		1,826,123

Note Concerning Internally Prepared Financial Information and Forward-Looking Statements

     We urge you not to rely on the internally prepared financial results and the forecasts discussed herein pursuant to the requirements of the Taiwan Stock Exchange as such internally prepared financial results and forecasts discussed herein are based upon a number of estimates and assumptions regarding our industries, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. We do not undertake any obligation to update these internally prepared financial results and forecasts, except as required by applicable laws and regulations.

     The information discussed herein is not subject to the same review and scrutiny, including internal auditing procedures and review by independent auditors, which the Company applies to the quarterly financial information it publishes pursuant to the requirement of the Taiwan Stock Exchange and the Company’s audited semi-annual or annual financial statements. Furthermore, because this information is unaudited and unconsolidated, it may vary from the Company’s audited ROC GAPP financial statements for the same period. Ant such variance may be material and adverse.

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-5341525EXT1528
E-mail:fin@spil.com.tw
For further information, please contact the IR Dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail:janet@spiltp.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 14,2002	By:	/s/ WEN CHUNG LIN

Wen Chung Lin Vice President & Spokesman